EXHIBIT 99.12

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	17	05	2007	15	06	2007

Class of shares (ordinary or preference etc)	Ordinary

Number allotted	434,701

Nominal value of each share	25p

Amount (if any) paid or due on each share (including any share premium)	1236p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales or	DX 33050 Cardiff
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
(list joint allottees as one shareholder)

Name(s)	Class of shares allotted	Number allotted
Greenwood Nominees Limited, CREST ID: 142 GW, Member Account NONCFM	Ordinary	120,284

Address
20 Moorgate London

UK postcode EC2R 6DA

Name(s)	Class of shares allotted	Number allotted
BNY (Nominees) Limited, CREST ID: Bo011	Ordinary	314,417

Address one Canada Square London

UK postcode E14 5AL

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Stephen Webster Stephen Webster	Date 15/06/2007
A director

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	Company Secretary, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Nr Reading RG7 4GA
Tel
	DX number	DX exchange